245 Summer Street

Fidelity® Investments

Boston, MA 02210

May 31, 2024

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105

Fidelity SAI Inflation-Protected Bond Index Fund

Fidelity SAI Intermediate Treasury Bond Index Fund

Fidelity SAI Short-Term Treasury Bond Index Fund (the fund(s))

Post-Effective Amendment No. 579

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 579 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity SAI Inflation-Protected Bond Index Fund, Fidelity SAI Intermediate Treasury Bond Index Fund, and Fidelity SAI Short-Term Treasury Bond Index Fund as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of August 15, 2024. We request your comments by July 1, 2024.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting